Putnam Mortgage Opportunities Fund, as of May 31, 2017, annual shareholder report
77 I.
On March 20, 2017, Choate Hall and Stewart purchased 57,314 shares of the fund resulting in their total number of shares owned totaling 352,149, which represented 25.4% of the outstanding shares of the fund. At May 31, 2017, Choate Hall and Stewart held 2,018,198 shares of the fund, which represented 65.4% of the outstanding shares of the fund.